Exhibit 99.1

Immuron Receives AUD $0.53M R&D Tax Concession Refund

Melbourne, Australia, November 4, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut mediated pathogens, is pleased to announce that under the Australian Government’s Research and Development Income Tax Concession incentive program, the Company has received a cash refund of AUD $0.53 million for eligible research and development expenditure incurred during the 2019 Financial Year.

This refund reflects the Company’s continual investment made in its research and development programs during the 2019 Financial Year to progress its pipeline programs as well as the continuous development of the Company’s existing Travelan / Protectyn programs.

“We are grateful that the Australian Government is such a strong supporter of the development of early-stage biotechnology companies through the R&D Tax Concession initiative scheme,” said Dr. Gary S. Jacob, CEO of Immuron. “This cash refund mechanism provides a non-dilutive way to help with the financing of our in-house programs. Immuron has an ambitious program underway to further the development of our unique hyperimmune bovine colostrum technology directed against gut-specific pathogenic organisms. We are presently in the process of a clinical program to take the IMM-124E/Travelan active pharmaceutical ingredient (API) forward under the auspices of the FDA to demonstrate IMM-124 can specifically prevent travelers’ diarrhea. And we are looking to move our second clinical drug candidate IMM-529 forward in the clinic to treat patients with C. difficile infections (CDI). This second clinical program will entail the submission of an investigational new drug (IND) application with FDA in the early part of 2020, with the intention of focusing the drug’s development to specifically deal with recurrent CDI in patients treated with antibiotics.”

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset Travelan® generating revenue. Immuron’s lead clinical candidate, IMM-124E, is presently being developed as a drug to prevent Travelers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.